# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Solar, Inc., CIK 0001274494
CUSIP: 336433107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 350 West Washington Street, Suite 600, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 03/21/2025
Amends the filing with accession number 0000950170-24-134827
Filed by CIK 0001071351
Persons authorized to receive notices and communications: Brad Nelson, 191 University Blvd, Suite 246, Denver, Colorado (CO), 80206, 239-970-4085

## Reporting persons
- Farhad Fred Ebrahimi (CIK 0001071351): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,296,289; sole dispositive power 0; shared dispositive power 5,296,289; aggregate amount beneficially owned 5,296,289 (4.95% of the class)
- Mary Wilkie Ebrahimi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,296,289; sole dispositive power 0; shared dispositive power 5,296,289; aggregate amount beneficially owned 5,296,289 (4.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: First Solar, Inc.
Address of issuer's principal executive offices: 350 West Washington Street, Suite 600, Tempe, Arizona (AZ), 85288

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the "Reporting Persons").
Residence or business address: 191 University Blvd, Suite 246, Denver, Colorado 80206.
Present principal occupation or employment: Farhad Fred Ebrahimi is a private investor, and Mary Wilkie Ebrahimi is not employed.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The reporting Persons paid $8,605,576.00 from personal funds to acquire the Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have sold Common Stock in the open market and the number of share beneficially owned has dropped below 5%.

The Reporting Persons may make additional purchases of Common Stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer's Common Stock.

Except as set forth in this document, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer.
(f) Any other material change in the Issuer's business or corporate structure.
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.
The Reporting Persons reserve the right, subject to applicable law, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) above, or formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 5,296,289 shares of the Issuer's Common Stock. Based on the number of shares reported as outstanding in the Issuer's 10-K, filed with the Securities Exchange Commission on February 25, 2025, this represents 4.95% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:
(i) sole power to vote or to direct the vote: 0 shares
(ii) shared power to vote or to direct the vote: 5,296,289 shares
(iii) sole power to dispose or to direct the disposition of: 0 shares
(iv) shared power to vote or to direct the vote: 5,296,289 shares
Transactions in the class effected during the past sixty days:
The following transactions have been effected by the Reporting Persons in the last 60 days or since their last 13D:

Date of Transaction Type of Transaction Quantity Price per share (in US Dollars)
01-30-2025 Purchase of Common Stock 1 168.00
03-07-2025 Sale of Common Stock 475,500 135.31 ( A )
03-10-2025 Sale of Common Stock 341,021 133.26
03-21-2025 Sale of Common Stock 451,600 131.78 ( B )
03-24-2025 Sale of Common Stock 60,684 131.01
03-24-2025 Sale of Common Stock 26,060 132.99
03-24-2025 Purchase of Common Stock 64,400 133.62
03-24-2025 Sale of Common Stock 25,000 134.72
03-25-2025 Sale of Common Stock 133,940 131.25 (C)
03-25-2025 Sale of Common Stock 125,000 130.18 (D)
Note 1: Price per share is reported except as noted below where multiple purchases or sales were conducted on the same day within a one dollar price range, in which case the weighted average purchase price is reported. The Reporting Persons undertake to provide upon request by the staff full information regarding the number of shares purchased at each separate price.

(A) - Price range $135.00 - $135.39
(B) - Price range $131.77 - $131.80
(C) - Price range $131.06 - $131.55
(D) - Price range $129.86 - $130.62
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following PUT options are outstanding that may be exercised by the purchasers. The obligations to buy are subject to conditions which have not occurred and are beyond the Reporting Persons' control.

Expiration Date Type of Transaction Quantity Strike Price
16-Jan-26 Obligation to buy 100,000 $ 160.00
16-Jan-26 Obligation to buy 600,000 $ 170.00
16-Jan-26 Obligation to buy 300,000 $ 170.00
16-Jan-26 Obligation to buy 44,800 $ 180.00
16-Jan-26 Obligation to buy 200,000 $ 180.00
16-Jan-26 Obligation to buy 200,000 $ 200.00
16-Jan-26 Obligation to buy 200,000 $ 200.00
15-Jan-27 Obligation to buy 100,000 $ 130.00
15-Jan-27 Obligation to buy 304,000 $ 130.00
15-Jan-27 Obligation to buy 300,000 $ 130.00
15-Jan-27 Obligation to buy 142,900 $ 140.00
15-Jan-27 Obligation to buy 100,000 $ 145.00
15-Jan-27 Obligation to buy 100,000 $ 150.00
15-Jan-27 Obligation to buy 100,000 $ 155.00
15-Jan-27 Obligation to buy 100,000 $ 170.00
15-Jan-27 Obligation to buy 163,000 $ 180.00
15-Jan-27 Obligation to buy 100,000 $ 180.00
15-Jan-27 Obligation to buy 100,000 $ 190.00
15-Jan-27 Obligation to buy 50,000 $ 210.00

The following Call options are outstanding and may be exercised by the purchasers. The obligations to sell are subject to conditions which have not occurred and are beyond the Reporting Persons' control.

Expiration Date Type of Transaction Quantity Strike Price
28-Mar-25 Obligation to sell 300,000 $ 134.00
28-Mar-25 Obligation to sell 300,000 $ 134.00
28-Mar-25 Obligation to sell 299,300 $ 135.00
28-Mar-25 Obligation to sell 300,000 $ 135.00
28-Mar-25 Obligation to sell 100,000 $ 135.00
28-Mar-25 Obligation to sell 600,000 $ 136.00
28-Mar-25 Obligation to sell 300,000 $ 136.00
28-Mar-25 Obligation to sell 400,000 $ 139.00
28-Mar-25 Obligation to sell 15,000 $ 139.00
25-Apr-25 Obligation to sell 40,000 $ 155.00
02-May-25 Obligation to sell 900,000 $ 145.00
02-May-25 Obligation to sell 300,000 $ 145.00
18-Jul-25 Obligation to sell 600,000 $ 210.00
18-Jul-25 Obligation to sell 300,000 $ 210.00
18-Jul-25 Obligation to sell 300,000 $ 240.00
19-Sep-25 Obligation to sell 4,100 $ 350.00
19-Sep-25 Obligation to sell 100,000 $ 350.00
19-Sep-25 Obligation to sell 100,000 $ 360.00
17-Oct-25 Obligation to sell 300 $ 260.00
17-Oct-25 Obligation to sell 100,000 $ 340.00
17-Oct-25 Obligation to sell 7,300 $ 340.00
17-Oct-25 Obligation to sell 100,000 $ 350.00
19-Dec-25 Obligation to sell 100,000 $ 370.00
16-Jan-26 Obligation to sell 200,000 $ 340.00
16-Jan-26 Obligation to sell 95,900 $ 350.00
16-Jan-26 Obligation to sell 120,700 $ 350.00
16-Jan-26 Obligation to sell 200,000 $ 360.00
16-Jan-26 Obligation to sell 700,000 $ 360.00
16-Jan-26 Obligation to sell 175,000 $ 370.00
16-Jan-26 Obligation to sell 42,700 $ 370.00
16-Jan-26 Obligation to sell 201,400 $ 400.00
16-Jan-26 Obligation to sell 50,200 $ 400.00
15-Jan-27 Obligation to sell 98,000 $ 350.00
15-Jan-27 Obligation to sell 100,000 $ 350.00

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Power of Attorney https://www.sec.gov/Archives/edgar/data/1071351/000119312524015951/d740173dex99a.htm
Exhibit B - Power of Attorney https://www.sec.gov/Archives/edgar/data/1071351/000119312524015951/d740173dex99b.htm
Exhibit C - Agreement regarding filing of joint Schedule 13D https://www.sec.gov/Archives/edgar/data/1071351/000119312524015951/d740173dex99c.htm

## Signatures
- Farhad Fred Ebrahimi: */s/ Brad Nelson, Brad Nelson as Attorney-in-Fact (03/25/2025)
- Mary Wilkie Ebrahimi: **/s/ Brad Nelson, Brad Nelson as Attorney-in-Fact (03/25/2025)
Comment: *This Schedule 13D/A was executed by Brad Nelson pursuant to a Power of Attorney filed herewith as Exhibit A.
**This Schedule 13D/A was executed by Brad Nelson pursuant to a Power of Attorney filed herewith as Exhibit B.